FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13A-16 OR 15D-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 1998


                          TURBODYNE TECHNOLOGIES INC.
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                (Translation of registrant's name into English)

      Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
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                   (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  X     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes           No  X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TURBODYNE TECHNOLOGIES INC.
                                         (Registrant)

        Date: APRIL 22, 1998                   By: ANDREW LEE
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                                              /S/ ANDREW LEE
                                              ------------------------
                                             (Signature)*
                                             Corporate Secretary

*Print the name and title of the signing officer under his signature

THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 85(1) OF THE SECURITIES ACT.

                                    FORM 27

                                SECURITIES ACT


             MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


ITEM 1.    REPORTING ISSUER

      TURBODYNE TECHNOLOGIES INC.
           Suite 510, 1090 West Pender Street
           Vancouver, British Columbia  V6E 2N7

           Telephone:  604-682-8854
           Facsimile:  604-688-8621


ITEM 2.    DATE OF MATERIAL CHANGE

           April 22, 1998


   ITEM 3. PRESS RELEASE

           April 22, 1998


ITEM 4.    SUMMARY OF MATERIAL CHANGE

           Turbodyne Technologies Inc. ("Turbodyne") announced it received official certification from the United States Environmental Protection Agency ("EPA") under the Urban Bus Retrofit/Rebuild Program as part of a Detroit Diesel Corporation ("DDC") emission upgrade kit. Last July, DDC and Turbodyne submitted an application for certification at the 0.10 gram per brake horsepower hour (bhp-hr) particulate emission level. This includes all federally certified 253, 277, and 294hp DDC mechanical unit injection 6V92 engines manufactured between 1979 and 1989.

ITEM 5.    FULL DESCRIPTION OF MATERIAL CHANGE

           Turbodyne announced it received official certification from the United States Environmental Protection Agency under the Urban Bus Retrofit/Rebuild Program as part of a DDC emission upgrade kit. Last July, DDC and Turbodyne submitted an application for certification at the 0.10 gram per brake horsepower hour (bhp-hr) particulate emission level. This includes all federally certified 253, 277, and 294hp DDC mechanical unit injection 6V92 engines manufactured between 1979 and 1989.

           The EPA says the certified equipment may be used immediately by transit operators in compliance with requirements of the Urban Bus Retrofit/Rebuild program.

           "As part of the DDC kit, Turbodyne can now provide transit authorities across the United States the ONLY COST EFFECTIVE MEANS OF COMPLYING WITH THE EPA REBUILD REGULATIONS, with significant improvement in fuel economy and vehicle performance," said Walter Ware, Turbodyne's President and CEO. "Turbodyne's estimated first year sales under this program is between $4,000,000 and $5,000,000."

           The Detroit Diesel kit, sold through DDC distributors, includes parts used in the previously certified 25 percent emissions reduction kit plus a Turbopac TM. The Turbopac TM is an electronical supercharger that supplies increased airflow during acceleration to optimize the fuel/air ratio. Test data for a rebuilt engine using the DDC/Turbodyne kit shows a reduction of particulate emissions down to 0.09 grams/bhp-hr.

           Turbodyne Systems, the high technology division of Turbodyne, manufactures, designs, markets and develops patented pollution-reduction, fuel economy and performance enhancing technology for internal combustion engines in the automotive, transportation, construction, marine, agriculture, mining, military and power generation industries. Commercial sales have begun. Turbodyne's light metals division is a manufacturer of machined aluminum castings and a leading supplier to the automotive industry, providing $39 million in revenues in 1997.

           Offices and plants are located in Carpinteria, La Mirada, Encinitas and Woodland Hills, CA; Ensenada and Mexico City, Mexico; Northants, England; Frankfurt, Germany; Vancouver, Canada; and Paris, France.


ITEM 6.    RELIANCE ON SECTION 85(2) OF THE ACT

           Not applicable.

ITEM 7.    OMITTED INFORMATION

           Not applicable.


ITEM 8.    SENIOR OFFICERS

      Mr. Walter F. Ware
           President & Chief Executive Officer
      c/o Turbodyne Technologies Inc.
      21700 Oxnard Street
      Suite 1550, Warner Center
      Woodland Hills, California 91367

           Telephone: (800) 350-2031
           Facsimile: (818) 593-2284


ITEM 9.    STATEMENT OF SENIOR OFFICER

   The foregoing accurately discloses the material change referred to herein.



April, 22, 1998
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Date


/S/ ANDREW LEE
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(signature)


Andrew Lee
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Name


Corporate Secretary
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Position


Vancouver, BC
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Place of Declaration